

April 26, 2012

Via E-mail
Mr. John Rizzo, Chairman
iTrackr Systems, Inc.
1191 E. Newport Center Drive, Suite PH-D
Deerfield Beach, FL 33442

> **Re: iTrackr Systems, Inc.**
> **Post-effective Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 19, 2012**
> **File No. 333-166275**

Dear Mr. Rizzo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-effective Amendment No. 3 to Registration Statement on Form S-1

Item 16. Exhibits and Financial Statement Schedules

1.   Please file a revised Item 16 that includes as Exhibit 23 the consent of Bedinger & Company to the inclusion of their report dated March 12, 2012, which is incorporated by reference into the post-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me, at (202) 551-3462 with any other questions. If you thereafter require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Joel D. Mayersohn, Esq.
        Roetzel and Andress